FILED BY BLACKROCK FUNDSSM

PURSUANT TO RULE 425 UNDER THE
SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-2 OF THE
SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: BLACKROCK FUNDSSM
FORM N-14 FILE NO.:  333-133972

BLACKROCK

June 20, 2006

Dear Colleague:

In February, we announced our intention to combine BlackRock with Merrill Lynch Investment Managers (MLIM), the investment management business of Merrill Lynch, with an anticipated closing date of September 30, 2006. Once finalized, the combined organization will be responsible for managing approximately $1 trillion in client assets. We will offer clients worldwide a full range of equity, fixed income, liquidity and alternative investment products.

Since the announcement, we have been establishing teams, products and business models in an effort to create a firm that incorporates the best practices in the industry. While everything is still subject to closing, we thought it would be helpful to provide you with an update on our progress thus far.

Governance

The new BlackRock organization will be an independent firm in terms of both ownership and governance. BlackRock will remain a publicly-traded asset management company for which Larry Fink will continue as Chairman and CEO. There will be no single majority shareholder, and the board will continue to have a majority of independent directors. We believe this structure will enable us to continue to focus on building a premier global asset management company. In reviewing our structure, we also decided to formally announce the creation of an Executive Committee charged with setting the strategic direction of the firm and streamlining decision-making as the business grows in scope and complexity. The Executive Committee is comprised of ten senior BlackRock executives (including seven founders), and upon closing, two senior executives of MLIM are expected to join this committee.

Portfolio Management

BlackRock and MLIM share a similar business philosophy in equities, which makes it relatively straightforward to combine our equity teams under Bob Doll’s leadership as Global CIO for equities. Bob has over 26 years of investment experience and currently manages several successful large cap portfolios at MLIM, in addition to serving as President and CIO of MLIM. We are excited to have a global CIO with such exceptional credentials. Each current BlackRock and MLIM dedicated equity team will continue to manage its products utilizing its current investment philosophy and process. The combined firm will manage in excess of $300 billion across a wide range of equity products, including large cap, mid cap, small cap, global and sector mandates.

We are pleased to report that Keith Anderson, a founder of BlackRock’s fixed income team, will continue as Global CIO for Fixed Income, and Scott Amero will continue as Co-Head of the fixed income team. The combined firm will manage over $400 billion in fixed income assets across a variety of mandates. The combined firm will offer several new strategies, and the team is being selectively expanded to add resources and expertise. Finally, our process will be enhanced with additional insights globally and open sharing of information on trends, flows, sectors and companies.

Private Client Business

Post-merger, BlackRock will be an industry leader in U.S. retail asset management with over $270 billion in assets invested for over 10 million individual investors. Our product line will feature considerable strength in equity, fixed income and liquidity products. The firm will manage $98 billion in open-end and variable funds, $44 billion in closed-end funds and $41 billion in separately managed accounts. Additionally, the firm will act as sub-advisor to $37 billion of assets and manage $48 billion in open-end liquidity funds.* We are proud to report that 84 funds in the combined open-end and closed-end fund families have Morningstar Ratings of 4 or 5 stars as of May 31, 2006.**

The combined firm’s extensive resources, including our award-winning call center and shareholder statements, will allow BlackRock to focus on serving financial advisors and their individual clients. We also anticipate ongoing product innovations as we continue to serve our investors’ needs.

Mutual Fund Family

We are pleased to announce our mutual fund line-up for the combined firm, which we believe will offer investors world-class products in 87 funds across multiple asset classes. The new fund family, which will be branded “BlackRock,” will include a number of top performing large cap equity funds, multiple global funds and a strong sector fund line-up, including Energy and Health Sciences. Our equity fund AUM will total more than $70 billion. Additionally, we will feature 33 fixed income products with over $20 billion in AUM, inclusive of our flagship taxable fixed income funds and strong performing municipal bond funds.

We have filed several fund reorganization filings (N-14s) with the SEC as part of our initiative to consolidate certain comparable MLIM and BlackRock mutual funds. These consolidations are designed to reduce overlap in the product range, and they include consolidations of MLIM funds into BlackRock funds, BlackRock funds into MLIM funds, and MLIM funds into other MLIM funds. Exhibit A shows the complete open-end fund family as we expect it to look as of October, 2006.

As part of this process, we are changing the names of selected funds and naming new portfolio managers of selected funds. Exhibit B identifies the funds that will have changes.

Closed-End Funds

The combined closed-end fund family will feature over 100 funds with $44 billion in assets. The family will include equity, taxable and tax-exempt funds and benefit from extensive resources focused on supporting the funds in the secondary market. As part of the process of combining the firms, we will make some changes to portfolio managers on selected funds, which are identified in Exhibit C.

*                                         Data as of 3/31/06

**                                Ratings are based on historical risk-adjusted performance and the overall rating is derived from a weighted average of the funds’ 3-, 5-, and 10-year Morningstar Rating Metrics.

Proxy Solicitation

During the week of June 19, both BlackRock fund shareholders and MLIM fund shareholders will be mailed proxies asking them to vote on new investment advisory agreements, a new investment sub-advisory agreement and, for certain BlackRock municipal funds, a fundamental investment policy change.

Additionally, shareholders of certain funds will be sent proxies asking them to approve the reorganization of selected BlackRock and MLIM funds. Only shareholders of the funds that are merging away are required to approve these changes.

Exhibit D presents commonly asked questions and answers to help you respond to any inquiries you may receive.

Over the coming weeks, we will continue to update you on our progress and provide you with the information and tools you need to serve your clients. Please know that we remain focused on investment performance and client service, as we recognize the importance of the trust you have placed with us. We appreciate your business, and hope to continue to serve you and your clients for many years.

Sincerely,

Anne Ackerley

Managing Director

BlackRock Advistors, Inc.

Attachments (4)

EXHIBIT A

Proposed Open End-Fund Family as of October, 2006

Equity

Domestic Equity	Value	Core	Growth
Large	Large Cap Value	Large Cap Core	Large Cap Growth
	Basic Value	S&P 500 Fund	Fundamental Growth
	Focus Value	Investment Trust	Focus 20
	Equity Dividend Fund	Index Equity	Legacy
Exchange
Mid	Mid-Cap Value	US Opportunities	Mid-Cap Growth
Mid-Cap Value Opps
SMID	Aurora		SMID Growth
Small	Value Opportunities	Small Cap Index	Small Cap Growth
	Small Cap Value(1)	Small Cap Core	Small Cap Growth II

Global & International	Value	Core	Growth
Large	Global Value	International	Global Growth
	International Value	International Index	Global Opps
Global Dynamic Equity
Small	Developing Capital Mkts		Global Small Cap
Intl. Opps

Specialty
Other	Global Technology	Natural Resources
	Global Financial Services	Global Science & Tech
	All-Cap Global Resources	Utilities and Telecom
	Healthcare	Global Resources(1)
	Basic Value Prin. Prtd.(1)	Health Science Opportunities
	Real Investment	Core Prin. Protected(1)
Fundamental Growth Prin Prtd.(1)

Blended
Global Allocation	Balanced Capital	Asset Allocation

Regional
EuroFund	Latin America	Pacific

Fixed Income

	Short	Intermediate/Long	Government
Fixed Income	Enhanced Income	Intermediate Bond	Intermediate Govt
	Short Term Bond	Intermediate Bond II	GNMA
	Low Duration	Total Return	GNMA Accumulation
	Sr. Float	Bond Fund	Government Income
	Sr. Float II	Total Return II
Managed Income
Aggregate Bond Index

	Tips	High Yield	Global
Other	Inflation Protected	High Yield	International Bond
		High Income	World Income

	Short	National	State Specific
Municipals	Short Term Muni	Muni Int Term	California Muni
		Insured Muni	Delaware Muni
		National Muni	Florida Muni
		AMT-Free Muni	Kentucky Muni
New Jersey Muni
New York Muni
Ohio Muni
Pennsylvania Muni

(1)       Fund closed to new investors

Bold denotes 4 and 5 star funds

EXHIBIT B

Proposed Fund Mergers

Portfolio Impacted	Merged Into	Resulting Fund Name	Portfolio Management Team
Equity Funds
ML Strategy All Equity	ML Large Cap Core	BR Large Cap Core	Doll
ML Strategy Growth & Income	ML Global Allocation	BR Global Allocation	Stattman/Chamby
ML Strategy Long-Term Growth	ML Global Allocation	BR Global Allocation	Stattman/Chamby
ML Disciplined Equity	ML Large Cap Core	BR Large Cap Core	Doll
BR Dividend AchieversTM	ML Equity Dividend	BR Equity Dividend	Shearer
BR Large Cap Growth	ML Large Cap Growth	BR Large Cap Growth	Doll
BR Large Cap Value	ML Large Cap Value	BR Large Cap Value	Doll
Taxable Fixed Income Funds
Ml Inflation Protected	BR Inflation Protected	BR Inflation Protected	Spodek/Weinstein
ML Intermediate Term	ML Core Bond Fund	BR Bond Fund	Anderson/Amero/Marra/Phillips
ML Short Term U.S. Government	BR Low Duration	BR Low Duration	Anderson/Amero/Kopstein
ML U.S. Government	BR Government Income	BR Government Income	Phillips/Pellicciaro
ML U.S. High Yield	BR High Yield	BR High Yield	Gary/Amero
Municipal Funds
BR New Jersey Tax-Free	ML New Jersey Municipal	BR New Jersey Municipal	Jaeckel
BR Pennsylvania Tax-Free	ML Pennsylvania Municipal	BR Pennsylvania Municipal	Bock
BR UltraShort Municipal	ML Short Term Municipal	BR Short Term Municipal	Hayes

Proposed Mutual Fund Name and/or Portfolio Manager Changes

Portfolio Impacted	Name Change	Portfolio Management Team
Equity Funds
ML Global Equity	Opportunities BR Global Dynamic Equity	No Change
ML Small Cap Growth	BR Small Cap Growth II	Wagner/Leary/Thut
BR Health Sciences	BR Health Sciences Opportunities	No Change
Taxable Fixed Income Funds
ML High Income	BR High Income	Gary/Amero
ML Real Investment	BR Real Investment	Spodek/Weinstein
ML Low Duration	BR Short Term Bond	Anderson/Amero/Kopstein
ML World Income	BR World Income	Gordon/Hussain/Gary
ML Core Bond Fund	BR Bond Fund	Anderson/Amero/Marra/Phillips
BR Intermediate Bond	BR Intermediate Bond II	No Change(2)
BR Intermediate PLUS Bond	BR Intermediate Bond	No Change(2)
BR Core Bond Total Return	BR Total Return II	No Change(2)
BR Core PLUS Total Return	BR Total Return	No Change(2)
Municipal Funds
BR Delaware Tax-Free(1)	BR Delaware Municipal	O’Connor
BR Kentucky Tax-Free(1)	BR Kentucky Municipal	O’Connor
BR Ohio Tax-Free(1)	BR Ohio Municipal	O’Connor
BR Tax-Free Income(3)	BR AMT—Free Municipal	O’Connor

(1)  Portfolio guidelines will be expanded to allow greater latitude to purchase AMT bonds (shareholder vote required) and bonds rated below investment grade.

(2)  It is anticipated that following the closing of the MLIM and BlackRock transaction, Matthew Marra and Andrew J. Phillips will join Keith Anderson and Scott Amero in the day-to-day management of the Portfolios.

(3)  Portfolio guidelines will be expanded to include bonds rated below investment grade.

EXHIBIT C

Closed-End Funds with Portfolio Manager Changes

National Municipal Portfolios	Portfolio Management Team
BlackRock Long-Term Municipal Advantage Trust	O’Connor
BlackRock Municipal Income Trust II	O’Connor
BlackRock Municipal Bond Trust	O’Connor
BlackRock Municipal Income Trust	O’Connor
BlackRock Strategic Municipal Trust	O’Connor
BlackRock Investment Quality Municipal Trust Inc.	O’Connor
BlackRock Insured Municipal Income Trust	DiMella

National Municipal Term Trusts	Portfolio Management Team
BlackRock Insured Municipal 2008 Term Trust Inc.	DiMella
BlackRock Municipal 2020 Term Trust	O’Connor
BlackRock Municipal 2018 Term Trust	O’Connor
BlackRock Insured Municipal Term Trust Inc. (2010)	DiMella
BlackRock Municipal Target Term Trust Inc. (2006)	DiMella

State-Specific Municipal Portfolios	Portfolio Management Team
BlackRock California Insured Municipal Income Trust	O’Connor
BlackRock California Municipal Income Trust II	O’Connor
BlackRock California Municipal Bond Trust	O’Connor
BlackRock California Municipal Income Trust	O’Connor
BlackRock California Investment Quality Municipal Trust, Inc.	O’Connor
BlackRock Florida Insured Municipal Income Trust	Sneeden
BlackRock Florida Municipal Bond Trust	Sneeden
BlackRock Florida Municipal Income Trust	Sneeden
BlackRock Florida Investment Quality Municipal Trust	Sneeden
BlackRock Maryland Municipal Bond Trust	O’Connor
BlackRock New Jersey Municipal Bond Trust	Jaeckel
BlackRock New Jersey Municipal Income Trust	Jaeckel
BlackRock New Jersey Investment Quality Municipal Trust	Jaeckel
BlackRock New York Insured Municipal Income Trust	O’Connor, Browse
BlackRock New York Municipal Income Trust II	O’Connor, Browse
BlackRock New York Municipal Bond Trust	O’Connor, Browse
BlackRock New York Municipal Income Trust	O’Connor, Browse
BlackRock New York Investment Quality Municipal Trust Inc.	O’Connor, Browse
BlackRock Pennsylvania Strategic Municipal Trust	Bock
BlackRock Virginia Municipal Bond Trust	O’Connor

State-Specific Municipal Term Trusts	Portfolio Management Team
BlackRock California Municipal 2018 Term Trust	O’Connor
BlackRock California Insured Municipal 2008 Term Trust Inc.	O’Connor
BlackRock Florida Municipal 2020 Term Trust	Sneeden
BlackRock Florida Insured Municipal 2008 Term Trust	Sneeden
BlackRock New York Municipal 2018 Term Trust	O’Connor
BlackRock New York Insured Municipal 2008 Term Trust Inc.	O’Connor

EXHIBIT D

This brief Q&A is provided to assist financial professionals in best answering questions their clients might have regarding an upcoming proxy solicitation and other transaction-related information.

Questions Relating to New Advisory Agreements

Q. Why am I being asked to vote on a new advisory agreement and sub-advisory agreement, if applicable?

A. BlackRock and Merrill Lynch announced on February 15, 2006 that they had reached an agreement pursuant to which Merrill Lynch will contribute its investment management business, Merrill Lynch Investment Managers (“MLIM”), to BlackRock.

Q. What is the rationale for the contribution of MLIM to BlackRock?

A. The new company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the United States and internationally.

Q. How will MLIM’s contribution to BlackRock potentially benefit me?

A. The new company will offer you even greater access to a well-diversified product mix across asset classes and an enhanced ability to serve your investment needs.

Q. How does the proposed new investment advisory agreement for my Portfolio differ from the current agreement?

A. The advisory fees payable by each Portfolio to its investment adviser and services provided under its new investment advisory agreement are identical to those under the current agreement. While the other terms of the new investment advisory agreement generally are substantially similar to those of the current agreement, certain changes are being proposed in the new investment advisory agreement in order to standardize terms and language across all BlackRock- and MLIM-sponsored funds.

Q. How does the proposed new sub-advisory agreement for my Portfolio differ from the current agreement?

A. The sub-advisory fees payable by the adviser to the sub-adviser and services provided under each new sub-advisory agreement are identical to those under the current agreements. While the other terms of the new sub-advisory agreements generally are substantially similar to those of the current agreements, certain changes are being proposed in the new sub-advisory agreements in order to standardize terms and language across all BlackRock- and MLIM-sponsored funds.

Q. Will my Portfolio’s total fees for advisory services increase?

A. No. The total fees payable under your current investment advisory agreement will remain the same. Any additional fees incurred under the new sub-advisory agreement will be paid by your Portfolio’s advisor at no additional cost to you or your Portfolio.

Questions Relating to Fund Reorganizations

Q. When will the reorganization of BlackRock & MLIM funds occur?

A. If approved by shareholders, the reorganization is expected to occur contemporaneously with or soon after the combination of MLIM and BlackRock, which is expected to occur at the end of the third quarter of 2006.

Q. How will shareholders benefit from the reorganization?

A. The new company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the United States and in non-U.S. markets. The reorganization is part of a larger initiative to consolidate certain of the comparable MLIM and BlackRock mutual funds to eliminate redundancies and achieve certain operating efficiencies.

Q. How will the reorganization affect BlackRock fund shareholders?

A. If the proposed reorganization of funds is approved, the assets and certain stated liabilities of certain Merrill Lynch and BlackRock Funds will be combined with those of the Surviving Merrill Lynch or BlackRock Funds, and shareholders will receive shares of the Surviving Fund. Shareholders will receive the same or a similar class of shares of the Surviving Fund as they currently hold of the Merging Fund. The aggregate net asset value of the shares they receive in the reorganization will equal the aggregate net asset value of the shares they own immediately prior to the reorganization.

Q. Will shareholders have to pay any sales load, commission or other similar fee in connection with the reorganization?

A. No, shareholders will not pay any sales load, commission or other similar fee in connection with the reorganization.

Q. Will shareholders have to pay any federal taxes as a result of the reorganization?

A. The reorganization is expected to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Q. Who will be responsible for leading the portfolio management teams of the BlackRock Funds after the reorganization?

A. Overall, the funds portfolio management teams are expected to be led by a combination of BlackRock and MLIM managers. See the attached exhibits for more information on the proposed fund line-up and portfolio management teams after the reorganization.

We appreciate your continued support during this time of transition. Please contact one of our internal sales consultants at 800-882-0052 if you have any questions regarding this information.

FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions. BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. In addition to factors previously disclosed in BlackRock’s Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the ability of BlackRock to complete the transaction with Merrill Lynch; (2) BlackRock’s ability to successfully integrate the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; (4) the relative and absolute investment performance of BlackRock’s investment products, including its separately-managed accounts and the former MLIM business; and (5) BlackRock’s success in maintaining distribution of its products. BlackRock’s Annual Reports on Form 10-K and BlackRock’s subsequent reports filed with the SEC, accessible on the SEC’s website at http://www.sec.gov and on BlackRock’s website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, a registration statement of New BlackRock, Inc. (Registration No. 333-134916), which includes a preliminary proxy statement of BlackRock, and other materials have been filed with the SEC and are publicly available. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission’s website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transactions. The participants in such solicitation may include BlackRock’s executive officers and directors. Further information regarding persons who may be deemed participants is available in the proxy statement/prospectus filed with the Securities and Exchange Commission in connection with the transactions.

Proxy Statement / Prospectus Mailing

For Internal Use Only

BLACKROCK

Table of Contents

Proxy Solicitation Mailing - 2

Changes to Open-End Funds - 3

A Special Note About Certain BlackRock Municipal Portfolios - 8

New Advisory Agreements, sub-advisory agreement — Open End Funds - 9

New Advisory Agreements, sub-advisory agreement — Closed End Funds — 11

MLIM Portfolio Manager Biographies - 14

FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch,  may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.  In addition to factors previously disclosed in BlackRock’s Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the ability of BlackRock to complete the transaction with Merrill Lynch; (2) BlackRock’s ability to successfully integrate the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; (4) the relative and absolute investment performance of BlackRock’s investment products, including its separately-managed accounts and the former MLIM business; and (5) BlackRock’s success in maintaining distribution of its products.

BlackRock’s Annual Reports on Form 10-K and BlackRock’s subsequent reports filed with the SEC, accessible on the SEC’s website at http://www.sec.gov and on BlackRock’s website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, a registration statement of New BlackRock, Inc. (Registration No. 333-134916), which includes a preliminary proxy statement of BlackRock, and other materials have been filed with the SEC and are publicly available. The proxy statement/prospectus will be mailed to the stockholders of BlackRock.  STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission’s website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transactions. The participants in such solicitation may include BlackRock’s executive officers and directors. Further information regarding persons who may be deemed participants is available in the proxy statement/prospectus filed with the Securities and Exchange Commission in connection with the transactions.

FOR INTERNAL USE ONLY. NO PORTION OF THIS PUBLICATION MAY BE
SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN
SOLICITING SALES.

This Q&A is provided to assist you in best answering questions you may receive from financial professionals and individual fund shareholders regarding an upcoming proxy solicitation and other transaction-related information.

PROXY SOLICITATION MAILING

Beginning the week of June 19th shareholders of BlackRock funds will be mailed a proxy solicitation asking them to (i) vote on new investment advisory agreements, a new investment sub-advisory agreement and for certain BlackRock municipal funds, a fundamental investment policy change and/or (ii) vote on the reorganization (merger) of certain BlackRock and MLIM funds.

When are proxy solicitation materials being mailed to shareholders?

The week of June 19th.

Will all shareholders be receiving the same mailing?

No, shareholders will receive mailings based upon the Funds that they hold.

All shareholders will receive proxies relating to the approval of advisory agreements and certain other changes, while a smaller group of shareholders will also receive fund merger proxies.

What specifically will shareholders receive?

Many shareholders will receive multiple mailings:

Shareholders of merging BlackRock Open-End funds will receive the following in a proxy solicitation package:

•                  A personalized proxy voting form, known as a “Smart Card”

•                  A letter and Q&A regarding the proxy solicitation

•                  A prospectus/proxy statement for the Merrill Lynch (Surviving) Fund into which the affected BlackRock (Merging) fund is merging.

•                  A Fund prospectus for the Merrill Lynch Surviving Fund

•                  Annual- and Semi-Annual Reports for the Merrill Lynch (Surviving) Fund

additionally…

… all Shareholders of BlackRock Open-End and Closed-End Funds will receive the following proxy solicitation:

•                  A personalized proxy voting form, known as a “Smart Card”

•                  A letter and Q&A regarding the proxy solicitation

•                  A proxy statement relating to the approval of new advisory agreements, a new sub-advisory agreement and for certain municipal funds, a fundamental investment policy change.

FOR INTERNAL USE ONLY. NO PORTION OF THIS PUBLICATION MAY BE
SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN

SOLICITING SALES.

CHANGES TO OPEN-END FUNDS

The Exhibit A on the following page illustrates proposed changes to certain funds.

•                    BlackRock will mail shareholders of the BlackRock funds listed below a Reorganization (fund merger) proxy solicitation.

•                    MLIM will mail shareholders of the Merrill Lynch funds listed below their version of a Reorganization (fund merger) proxy solicitation.

FOR INTERNAL USE ONLY. NO PORTION OF THIS PUBLICATION MAY BE
SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN
SOLICITING SALES.

EXHIBIT A

Proposed Fund Mergers

PORTFOLIO IMPACTED	MERGED INTO	RESULTING FUND NAME	PORTFOLIO MANAGEMENT TEAM
Equity Funds
ML Strategy All Equity	ML Large Cap Core	BR Large Cap Core	Doll
ML Strategy Growth & Income	ML Global Allocation	BR Global Allocation	Stattman/Chamby
ML Strategy Long-Term Growth	ML Global Allocation	BR Global Allocation	Stattman/Chamby
ML Disciplined Equity	ML Large Cap Core	BR Large Cap Core	Doll
BR Dividend AchieversTM	ML Equity Dividend	BR Equity Dividend	Shearer
BR Large Cap Growth	ML Large Cap Growth	BR Large Cap Growth	Doll
BR Large Cap Value	ML Large Cap Value	BR Large Cap Value	Doll
Taxable Fixed Income Funds
ML Inflation Protected	BR Inflation Protected	BR Inflation Protected	Spodek/Weinstein
ML Intermediate Term	ML Core Bond Fund	BR Bond Fund	Anderson/Amero/Marra/Phillips
ML Short Term U.S. Government	BR Low Duration	BR Low Duration	Anderson/Amero/Kopstein
ML U.S. Government	BR Government Income	BR Government Income	Phillips/Pellicciaro
ML U.S. High Yield	BR High Yield	BR High Yield	Gary/Amero
Municipal Funds
BR New Jersey Tax-Free	ML New Jersey Municipal	BR New Jersey Municipal	Jaeckel
BR Pennsylvania Tax-Free	ML Pennsylvania Municipal	BR Pennsylvania Municipal	Bock
BR UltraShort Municipal	ML Short Term Municipal	BR Short Term Municipal	Hayes

Proposed Mutual Fund Name and/or Portfolio Manager Changes

PORTFOLIO IMPACTED	NAME CHANGE	PORTFOLIO MANAGEMENT TEAM
Equity Funds
ML Global Equity Opportunities	BR Global Dynamic Equity	No Change
ML Small Cap Growth	BR Small Cap Growth II	Wagner/Leary/Thut
BR Health Sciences	BR Health Sciences Opportunities	No Change
Taxable Fixed Income Funds
ML High Income	BR High Income	Gary/Amero
ML Real Investment	BR Real Investment	Spodek/Weinstein
ML Low Duration	BR Short Term Bond	Anderson/Amero/Kopstein
ML World Income	BR World Income	Gordon/Hussain/Gary
ML Core Bond Fund	BR Core Bond Fund	Anderson/Amero/Marra/Phillips
BR Intermediate Bond	BR Intermediate Bond II	No Change(2)
BR Intermediate PLUS Bond	BR Intermediate Bond	No Change(2)
BR Core Bond Total Return	BR Total Return II	No Change(2)
BR Core PLUS Total Return	BR Total Return	No Change(2)
Municipal Funds
BR Delaware Tax-Free(1)	BR Delaware Municipal	O’Connor
BR Kentucky Tax-Free(1)	BR Kentucky Municipal	O’Connor
BR Ohio Tax-Free(1)	BR Ohio Municipal	O’Connor
BR Tax-Free Income(3)	BR AMT—Free Municipal	O’Connor

(1)  Portfolio guidelines will be expanded to allow greater latitude to purchase AMT bonds (shareholder vote required) and bonds rated below investment grade.

(2)   It is anticipated that following the closing of the MLIM and BlackRock transaction, Matthew Marra and Andrew J. Phillips will join Keith Anderson and Scott Amero in the day-to-day management of the Portfolios.

(3)  Portfolio guidelines will be expanded to include bonds rated below investment grade.

FOR INTERNAL USE ONLY. NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN
SOLICITING SALES.

EXHIBIT B

Proposed Open-End Fund Family as of October 2006

EQUITY

Domestic Equity	VALUE	CORE	GROWTH
Large	Large Cap Value	Large Cap Core	Large Cap Growth
	Basic Value	S&P 500 Fund	Fundamental Growth
	Focus Value	Investment Trust	Focus 20
	Equity Dividend Fund	Index Equity	Legacy
Exchange
Mid	Mid-Cap Value	US Opportunities	Mid-Cap Growth
Mid Cap Value Opps
SMID	Aurora		SMID Growth
Small	Value Opportunities	Small Cap Index	Small Cap Growth
	Small Cap Value[1]	Small Cap Core	Small Cap Growth II

Global & International	VALUE	CORE	GROWTH
Large	Global Value	International	Global Growth
	International Value	International Index	Global Opps
Global Dynamic Equity
Small	Developing Capital Mkts		Global Small Cap
Intl. Opps

SPECIALTY
Other	Global Technology	Natural Resources	Global Financial Svcs.
	Global Science & Tech.	All-Cap Global Resources	Utilities and Telecom
	Healthcare	Global Resources[1]	Basic Value Prin. Prtd. [1]
	Health Sciences Opps	Real Investment	Core Prin. Protected [1]
Fndmntl Gr. Prin. Prtd. [1]
BLENDED
	Global Allocation	Balanced Capital	Asset Allocation
REGIONAL
	EuroFund	Latin America	Pacific

FIXED INCOME

	SHORT	INTERMEDIATELY LONG	GOVERNMENT
Fixed Income	Enhanced Income	Intermediate Bond	Intermediate Govt
	Short Term Bond	Intermediate Bond II	GNMA
	Low Duration	Total Return	GNMA Acculumulation
	Sr. Float	Bond Fund	Government Income
	Sr. Float II	Total Return II
Managed Income
Aggregate Bond Index

	TIPS	HIGH YIELD	GLOBAL
Other	Inflation Protected	High Yield	International Bond
		High Income	World Income

	SHORT	NATIONAL	STATE SPECIFIC
Municipals			California Muni
Delaware Muni
		Muni Int Term	Florida Muni
		Insured Muni	Kentucky Muni
	Short Term Muni	National Muni	New Jersey Muni
		AMT-Free Muni	New York Muni
Ohio Munie
PA Muni

1 Fund closed to new investors

Bold denotes 4 and 5 star funds

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Why are shareholders receiving a proxy solicitation?

Shareholders are being asked to approve an agreement and plan of reorganization (merger) of certain BlackRock funds. The Reorganization arises from the agreement by MLIM’s parent company, Merrill Lynch & Co., Inc. (“Merrill Lynch”), to combine MLIM with BlackRock, Inc. (“BlackRock”).

The Reorganization is part of a larger initiative to consolidate certain of the comparable MLIM and BlackRock mutual funds to eliminate redundancies and achieve certain operating efficiencies.

How does the Board of Directors/Trustees suggest that I vote?

After careful consideration, each of the Boards of Directors/Trustees of the Merging Funds have determined that the proposed Reorganization will benefit the shareholders of the Merging Funds and recommends that you cast your vote “For” the proposed Reorganization.

How will the Reorganization affect me?

If shareholders of each Merging Fund approve the proposed Reorganization, substantially all of the assets and certain stated liabilities of the Merging Funds will be combined with those of the Surviving Funds, and you will receive shares of the Surviving Fund. You will receive the same or a similar class of shares of the Surviving Fund as you currently hold of the Merging Fund. The aggregate net asset value of the shares you receive in the Reorganization will equal the aggregate net asset value of the shares you own immediately prior to the Reorganization.

In the Reorganization, will I receive shares of the Surviving Fund of the same class as the shares of the Merging Fund that I now hold?

You will receive shares of the Surviving Fund of the same or a similar class as the shares you own of the Merging Fund.

Will I own the same number of shares of the Surviving Fund as I currently own of the Merging Fund?

No, you will receive shares of the Surviving Fund with the same aggregate net asset value as the shares of the Merging Funds you own prior to the Reorganization. The number of shares you receive will depend on the relative net asset value of the shares of the Merging Funds on the closing date. Thus, on the closing date, if the net asset value of a share of a Merging Fund is lower than the net asset value of the Surviving Fund, you will receive a greater number of shares of the Surviving Fund in the Reorganization than you held in the Merging Fund before the Reorganization. On the other hand, if the net asset value of a share of the Surviving Fund is higher than the net asset value of the corresponding share of the Merging Fund, you will receive fewer shares of the Surviving Fund in the Reorganization than you held in the Merging Fund before the Reorganization. The aggregate net asset value of your Surviving Fund shares immediately after the Reorganization will be the same as the aggregate net asset value of your Merging Fund shares immediately prior to the Reorganization.

Will my privileges as a shareholder change after the Reorganization?

Your rights as a shareholder will not change in any substantial way as a result of the Reorganization. In addition, the shareholder services available to you after the Reorganization will be substantially the same or may become more favorable.

Who will manage the Funds once the Reorganization is completed?

Refer to the Proposed Fund Mutual Fund Name & Portfolio Manager Changes chart on Page 4.

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Will I have to pay any sales load, commission or other similar fee in connection with the Reorganization?

No, you will not pay any sales load, commission or other similar fee in connection with the Reorganization. As more fully discussed in the Combined Prospectus/Proxy Statement, the holding period with respect to any contingent deferred sales charge applicable to shares of the Surviving Fund acquired by you in the Reorganization will be measured from the earlier of the time (i) you purchased your Merging Fund shares or (ii) you purchased your shares of any other Merging Fund and subsequently exchanged them for shares of the Merging Fund.

How do operating expenses paid by the Surviving Fund compare to those payable by the Merging Funds?

Following the Reorganization, generally, the Surviving Fund’s net projected operating expenses are expected to be at or below those of the Merging Fund’s. (LARGE CAP VALUE & LARGE CAP GROWTH are exceptions.)

Will I have to pay any federal taxes as a result of the Reorganization?

The Reorganization is expected to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the Reorganization so qualifies, in general, the Merging Funds will not recognize any gain or loss as a result of the transfer of all of their assets and certain stated liabilities in exchange solely for shares of the Surviving Fund or as a result of their liquidation, and you will not recognize any gain or loss upon your receipt solely of shares of the Surviving Fund in connection with the Reorganization.

What if I redeem or exchange my shares before the Reorganization takes place?

If you choose to redeem or exchange your shares before the Reorganization takes place, the redemption or exchange will be treated as a normal redemption or exchange of shares and, generally, will be a taxable transaction. Also, in the case of redemption, any applicable contingent deferred sales charges or redemption fees will be applied. Redemption fees may apply on exchanges, also.

How do I vote my proxy?

You may cast your vote by mail, telephone or internet or in person at the special shareholder meeting. To vote by mail, please mark your vote on the proxy form enclosed in your proxy solicitation package and sign, date and return the card in the postage-paid envelope provided. To vote by telephone or over the internet, please have the proxy form in hand and call the number or go to the website address on the enclosed form and follow the instructions.

When will the Reorganization occur?

If approved by shareholders, the Reorganization is expected to occur contemporaneously with or soon after the closing of the transaction between MLIM and BlackRock, which is expected to occur at the end of the third quarter of 2006. The Reorganization will not take place if for any reason the transaction between MLIM and BlackRock does not occur or if the Reorganization is not approved by any Merging Fund’s shareholders at the Special Meeting.

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A SPECIAL NOTE ABOUT DELAWARE TAX-FREE INCOME, OHIO TAX-FREE INCOME, KENTUCKY TAX-FREE INCOME, NEW JERSEY TAX-FREE INCOME and PENNSYLVANIA TAX-FREE INCOME PORTFOLIOS

Shareholders are being asked to approve a change to the fundamental investment policy of these Funds regarding their investments in municipal securities.

The proposed change to each Portfolio’s fundamental investment policy is to remove the requirement that at least 80% of the Portfolio’s assets normally be invested in securities the interest on which the Portfolio manager believes is exempt from the Federal Alternative Minimum Tax (AMT). Additionally, the proposed change will allow the Portfolios may invest in bonds rated below investment grade.  All other current investment policies of the Portfolios will remain unchanged.

Each Portfolio’s investment adviser and sub-adviser have determined that the proposed change would enable the portfolio management team to pursue a broader range of investment opportunities and reflects changes in the municipal securities markets.

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NEW ADVISORY AGREEMENTS, SUB-ADVISORY AGREEMENT

OPEN-END FUNDS

What am I being asked to vote “FOR” in this proxy?

You are being asked to vote in favor of proposals to:

•                  Approve a new investment advisory agreement with an affiliate of BlackRock, Inc.  (the newly combined organization) for your Portfolio.

•                  Approve a new sub-advisory agreement, if applicable, with an affiliate of BlackRock (also the newly combined organization) for your Portfolio.

•                  Approve a fundamental investment policy change for the DELAWARE TAX-FREE INCOME, OHIO TAX-FREE INCOME, KENTUCKY TAX-FREE INCOME, NEW JERSEY TAX-FREE INCOME and PENNSYLVANIA TAX-FREE INCOME PORTFOLIOS regarding investments in municipal securities.

How does the Board of Directors/Trustees suggest I vote in connection with the matters to be considered at the meeting?

After careful consideration, the Board of Trustees of the Fund unanimously recommends that you vote FOR each of the proposals being presented to shareholders at the meeting.

Why am I being asked to vote on a new advisory agreement and sub-advisory agreement, if applicable?

BlackRock and Merrill Lynch announced on February 15, 2006 that they had reached an agreement pursuant to which Merrill Lynch will contribute its investment management business, Merrill Lynch Investment Managers (“MLIM”), to BlackRock.

What is the rationale for the contribution of MLIM to BlackRock?

The new company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the United States and in non-U.S. markets.

How will MLIM’s contribution to BlackRock potentially benefit me?

The new company will offer you even greater access to a well-diversified product mix across asset classes and an enhanced ability to serve your investment needs.

How does the proposed new investment advisory agreement for my Portfolio differ from the current agreement?

The advisory fees payable by each Portfolio to its investment adviser and services provided under its new investment advisory agreement are identical to those under the current agreement.  While the other terms of the new investment advisory agreement generally are substantially similar to those of the current agreement, certain changes are being proposed in the new investment advisory agreement in order to standardize terms and language across all BlackRock- and MLIM-sponsored funds.

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How does the proposed new sub-advisory agreement for my Portfolio differ from the current agreement?

The sub-advisory fees payable by the adviser to the sub-adviser and services provided under each new sub-advisory agreement are identical to those under the current agreements.  While the other terms of the new sub-advisory agreements generally are substantially similar to those of the current agreements, certain changes are being proposed in the new sub-advisory agreements in order to standardize terms and language across all BlackRock- and MLIM-sponsored funds.

Will my Portfolio’s total fees for advisory services increase?

No. The total fees payable under your current investment advisory agreement will remain the same. Any additional fees incurred under the new sub-advisory agreement will be paid by your Portfolio’s advisor at no additional cost to you or your Portfolio.

Will there be any adviser or sub-adviser changes following the Transaction?

No.  The same BlackRock entities that currently advise and, if applicable, sub-advise your Portfolio will continue to do so after the closing of the Transaction.

How do I vote my shares?

You can vote your shares by attending the meeting, or if you do not expect to attend, by completing, signing and dating the proxy voting card included in your proxy solicitation mailing package, and mailing it in the enclosed postage-paid envelope. Alternatively, you may vote by telephone by calling the toll-free number on the proxy card or by computer by going to the Internet address provided on the proxy card and following the instructions, using your proxy card as a guide.

Why am I being asked to approve a change to the fundamental investment policy of the DELAWARE TAX-FREE INCOME, OHIO TAX-FREE INCOME, KENTUCKY TAX-FREE INCOME, NEW JERSEY TAX-FREE INCOME and PENNSYLVANIA TAX-FREE INCOME PORTFOLIOS regarding investments in municipal securities?

Each Portfolio’s investment adviser and sub-adviser have determined that the proposed change would enable the portfolio management team to pursue a broader range of investment opportunities and reflects changes in the municipal securities markets.

What is the effect of the proposed change to the fundamental investment policy of these Portfolios?

The proposed change to each Portfolio’s fundamental investment policy is to remove the requirement that at least 80% of the Portfolio’s assets normally be invested in securities the interest on which the Portfolio manager believes is exempt from the Federal Alternative Minimum Tax.  All other current investment policies of the Portfolios will remain unchanged.

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NEW ADVISORY / SUB-ADVISORY AGREEMENT

CLOSED-END FUNDS

The table below illustrates proposed portfolio management changes to certain Closed-End Funds.

EXHIBIT C

Closed-End Funds with Proposed Portfolio Manager Changes

MUNICIPAL PORTFOLIOS

NATIONAL MUNICIPAL PORTFOLIOS	PM TEAM
BlackRock Long-Term Municipal Advantage Trust	O’Connor
BlackRock Municipal Income Trust II	O’Connor
BlackRock Municipal Bond Trust	O’Connor
BlackRock Municipal Income Trust	O’Connor
BlackRock Strategic Municipal Trust	O’Connor
BlackRock Investment Quality Municipal Trust Inc.	O’Connor
BlackRock Insured Municipal Income Trust	Dimella
NATIONAL MUNICIPAL TERM TRUSTS	PM TEAM
BlackRock Insured Municipal 2008 Term Trust Inc.	Dimella
BlackRock Municipal 2020 Term Trust	O’Connor
BlackRock Municipal 2018 Term Trust	O’Connor
BlackRock Insured Municipal Term Trust Inc. (2010)	Dimella
BlackRock Municipal Target Term Trust Inc. (2006)	Dimella
STATE-SPECIFIC MUNICIPAL PORTFOLIOS	PM TEAM
BlackRock California Insured Municipal Income Trust	O’Connor
BlackRock California Municipal Income Trust II	O’Connor
BlackRock California Municipal Bond Trust	O’Connor
BlackRock California Municipal Income Trust	O’Connor
BlackRock California Investment Quality Municipal Trust, Inc.	O’Connor
BlackRock Florida Insured Municipal Income Trust	Sneeden
BlackRock Florida Municipal Bond Trust	Sneeden
BlackRock Florida Municipal Income Trust	Sneeden
BlackRock Florida Investment Quality Municipal Trust	Sneeden
BlackRock Maryland Municipal Bond Trust	O’Connor
BlackRock New Jersey Municipal Bond Trust	Jaeckel
BlackRock New Jersey Municipal Income Trust	Jaeckel
BlackRock New Jersey Investment Quality Municipal Trust	Jaeckel
BlackRock New York Insured Municipal Income Trust	O’Connor, Browse
BlackRock New York Municipal Income Trust II	O’Connor, Browse
BlackRock New York Municipal Bond Trust	O’Connor, Browse
BlackRock New York Municipal Income Trust	O’Connor, Browse
BlackRock New York Investment Quality Municipal Trust Inc.	O’Connor, Browse
BlackRock Pennsylvania Strategic Municipal Trust	Bock
BlackRock Virginia Municipal Bond Trust	O’Connor
STATE-SPECIFIC MUNICIPAL TERM TRUSTS	PM TEAM
BlackRock California Municipal 2018 Term Trust	O’Connor
BlackRock California Insured Municipal 2008 Term Trust Inc.	O’Connor
BlackRock Florida Municipal 2020 Term Trust	Sneeden
BlackRock Florida Insured Municipal 2008 Term Trust	Sneeden
BlackRock New York Municipal 2018 Term Trust	O’Connor
BlackRock New York Insured Municipal 2008 Term Trust Inc.	O’Connor

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How does the Board of Trustees suggest I vote in connection with the matters to be considered at the meeting?

After careful consideration, the Board of Trustees of the Fund unanimously recommends that you vote FOR each of the proposals being presented to shareholders at the meeting.

How will MLIM’s contribution to BlackRock potentially benefit me?

We anticipate that the new company will offer you even greater access to a well-diversified product mix across asset classes and an enhanced ability to serve your investment needs.

How does the proposed new investment management agreement differ from my trust’s current agreement?

The advisory fees payable by each Trust to the Advisor and the services provided under the new investment management agreements are identical to those under the current agreements. While the other terms of the new investment management agreements generally are substantially similar to those of the current agreements, certain revisions have been made in the new investment management agreements in order to standardize terms and language across all BlackRock- and  MLIM-sponsored funds.

How does the proposed new investment sub-advisory agreement, if applicable, differ from my Trust’s current agreement?

The sub-advisory fees payable by the Advisor to the Sub-Advisor and the services provided under the new investment sub-advisory agreements are identical to those under the current agreements. While the other terms of the new investment sub-advisory agreements generally are substantially similar to those of the current agreements, certain revisions have been made in the new sub-advisory agreements in order to standardize terms and language across all BlackRock- and MLIM-sponsored funds.

Will my Trust’s fees for advisory or sub-advisory services increase?

No. The fees payable under your current investment management agreement and, if applicable, sub-advisory agreement, will remain the same under the new agreements.

Will there be any changes to the persons managing my trust following the transaction?

Perhaps. The same entities that currently advise and, if applicable, sub-advise your Trust will continue to do so after the closing of the Transaction. The Advisor and Sub-Advisor, if applicable, have advised the Board of each Trust that in the course of combining the investment management operations of BlackRock and MLIM, some changes to portfolio managers or portfolio management teams will occur for some Trusts, subject to the consent of the Board and appropriate notice to shareholders. (Refer to chart at beginning of this section)

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What am I being asked to vote “FOR” in this proxy?

You are being asked to vote in favor of proposals to:

•             Approve a new investment management agreement with the Advisor for your Trust.

•             Approve a new investment sub-advisory agreement, if applicable, with the Sub-Advisor of your Trust.

How does the Board of Directors/Trustees suggest I vote in connection with the matters to be considered at the meeting?

After careful consideration, the Board of each Trust unanimously recommends that you vote “FOR” the approval of the new investment management agreement and, if applicable, the new investment sub-advisory agreement.

Why does this proxy statement list several closed-end Funds?

The Trusts have similar proposals and it is cost-efficient to have a joint proxy statement and one special meeting. In the event that any shareholder present at the Special Meeting objects to the holding of a joint meeting and moves for an adjournment of his or her Trust’s meeting to a time immediately after the Special Meeting so that such Trust’s meeting may be held separately, the persons named as proxies will vote in favor of such adjournment.

For more information or further clarification, please contact

Chris Poe at (212) 810-3081.

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MLIM Portfolio Management Biographies

William Bock

Senior Portfolio Manager William Bock joined Merrill Lynch Investment Managers in 1989 and heads the Merrill Lynch Pennsylvania Municipal Bond Fund. Bock received a bachelor’s degree in business management from New York Institute of Technology, has a certificate in banking from the American Institute of Banking and has completed financial planning and studies at Iona College.

In addition to Mr. Bock the team includes Janine Bianchino and Chris Fornal.

Timothy T. Browse

Mr. Browse is Vice President and Portfolio Manger for the Merrill Lynch MuniHoldings New York Insured Fund, MuniYield New York Insured Fund, Muni New York Intermediate Duration Fund and the New York Municipal Bond Fund.

Employed Merrill Lynch since 2004.  Prior to Merrill Lynch, Mr. Browse was employed with Lord, Abbett & Co. as Municipal Investments Team Leader and Portfolio Manager and Vice President, with Eaton Vance Management, Inc. as Portfolio Manager and Vice President and with Fidelity Management & Research, Co. as a Sr. Municipal Bond Trader, Assistant Trader, and Senior Sales Representative.

Mr. Browse graduated with a BA in English Literature from St. Lawrence University, Canton, New York and an MBA from Boston University and is a CFA charter member

Dan Chamby

Associate Portfolio Manager, Dan Chamby has been with the Global Allocation Fund since September 1993.  Prior to joining Merrill Lynch Investment Managers, he worked for Fujitsu Ltd. in Tokyo where he was involved in various financial and market planning projects.  He began his investment career at Mellon Bank in 1982 as an Asia/Pacific credit analyst, and later managed the International Money Market desk.  Mr. Chamby received his M.B.A. in 1988 from the Wharton School, University of Pennsylvania and a B.A. in Political Science and French Literature from Duquesne University in 1982.  He is fluent in Japanese and French, and is a Chartered Financial Analyst.

Robert DiMella

Robert is a Managing Director/Senior Portfolio Manager in the Municipal Products Group where he is the co-head of the Long-term Trading Desk. He is responsible for the day to day management of the Merrill Lynch Municipal Bond Fund Insured Portfolio, MuniHoldings Fund, Inc., MuniHoldings Fund II Inc., MuniHoldings Insured Fund, Inc., MuniHoldings Insured Fund II, Inc. and Muni Intermediate Duration Fund.  He is the supervisor for all National Insured, Pennsylvania, Arizona and Florida funds. He is also responsible for all derivative trading for the long term funds.

Mr. DiMella as been employed by Merrill Lynch Investment Managers since 1993.  Previously employed by the Prudential Investment Corporation as an Assistant Portfolio Manager on two National Municipal Bond Funds from 1988 to 1993.  Mr. DiMella has

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earned a BS in Finance in May 1989 from the University of Connecticut, an MBA in Finance in December 1998 from Rutgers, The State University of New Jersey.  He is a charterholder with the Chartered Financial Analyst since 1993.

Robert Doll

Senior Portfolio Manager Bob Doll, President and Chief Investment Officer of Merrill Lynch Investment Managers, joined Merrill Lynch Investment Managers in 1999 and heads the Merrill Lynch Large Cap Core Fund team. Mr. Doll received bachelor’s degrees from Lehigh University and an MBA from The Wharton School of the University of Pennsylvania. He is a CFA® charterholder and a Certified Public Accountant.

In addition to Mr. Doll, the investment team includes Senior Quantitative Analyst Tasos Bouloutas, Director of Equity Operations Brenda Sklar, Equity Portfolio Strategist Gregory Brunk and Fundamental Analyst Dan Hanson. Mr. Bouloutas earned a master’s degree and a Ph.D. from Columbia University. Ms. Sklar earned a bachelor’s degree from the University of Delaware. She is a Certified Public Accountant. Mr. Brunk received a bachelor’s degree from the University of Iowa. Mr. Hanson received a bachelor’s degree from Middlebury College and an MBA from the University of Chicago. He is a CFA charterholder and member of the CFA Institute.

Peter Hayes

Peter Hayes, who joined Merrill Lynch Investment Managers in 1987, is the Senior Portfolio Manager of the Merrill Lynch Municipal Bond Fund, Inc. — Short-Term Portfolio. Mr. Hayes received a bachelor’s degree from the College of the Holy Cross. Mr. Hayes’ team includes Thomas Steffens. Mr. Steffens received a bachelor’s degree from Villanova University.

Ted Jaeckel

Senior Portfolio Manager Ted Jaeckel joined Merrill Lynch Investment Managers in 1991 and heads the Merrill Lynch New Jersey Municipal Bond Fund. He received a bachelor’s degree from Hamilton College and is a Series 7 Registered Representative.

In addition to Mr. Jaeckel, the investment team includes Janine Bianchino, Mary Ezzo and Jim Schwartz.

Walter O’Connor is a Senior Portfolio Manager in the Municipal Funds Group. Walter is responsible for the day to day management of $4 billion, including the $1.4 billion National Portfolio, the California Insured Municipal Bond Fund, the MuniHoldings California Insured Fund, the MuniYield California Insured Fund, and the MuniYield California Bond Fund. Walter joined Merrill Lynch in 1991 as a portfolio manager, was promoted to Vice President in 1992, Director in 1998 and to Managing Director in February 2003.   Prior to joining Merrill Lynch, he worked for 7 years at Prudential Securities in New York City where he was involved in trading, underwriting and arbitrage of municipal securities and financial futures. Walter is a graduate of the University of Notre Dame where he received a bachelor’s degree in Business Administration, majoring in Finance and Philosophy. He is a CFA charterholder since 2004, a member of the NYSSA since 2004, and a member of CFA Institute.

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Robert Shearer

Robert Shearer, who joined Merrill Lynch Investment Managers in 1997, is Senior Portfolio Manager of Merrill Lynch Natural Resources Trust. Mr. Shearer received a bachelor’s degree from the University of Wisconsin-Madison and a master’s degree from The American Graduate School of International Management. He also earned an MBA from the University of Wisconsin Graduate School of Business.

Robert Sneeden

Employed by Merrill Lynch Investment Manager since 1994 as an Assistant Vice President and Portfolio Manager, Mr. Sneeden was promoted to Vice President in 1998. and promoted to Director in 2005.  Currently responsible for managing the Florida Municipal Bond Fund, Inc., the MuniHoldings Florida Insured Fund Inc., the MuniYield Florida Insured Fund, Inc., and the MuniYield Florida Fund, Inc.

Industry experience totals 25 years including VicePresident at Lehman Brothers from 1990 — 1994. Mr. Sneeden graduated with a BA in History from Marist College, Poughkeepsie, New York in 1975.

Dennis Stattman

Dennis Stattman, who joined Merrill Lynch Investment Managers in 1989, is Senior Portfolio Manager of Merrill Lynch Global Allocation Fund. Mr. Stattman received a bachelor’s degree from the University of Virginia and an MBA from the University of Chicago and is a CFA® charterholder.

Mr. Stattman’s investment team includes Associate Portfolio Manager Dan Chamby and Analysts Karen Morely Wescott, James Wei, Catharine Brady Rauscher and Lisa O’Donnell. Mr. Chamby holds a bachelor’s degree from Duquesne University and an MBA from The Wharton School of the University of Pennsylvania and is a CFA charterholder. Ms. Westcott received an MBA from Boston College and is a CFA charterholder. Mr. Wei received a bachelor’s degree from the California Institute of Technology and a master’s degree and an MBA from the University of Chicago and is a CFA charterholder. Ms. Rauscher earned a bachelor’s degree from The Pennsylvania State University and an MBA from St. Joseph’s University and is a CFA charterholder. Ms. O’Donnell received a bachelor’s degree from The College of William and Mary and a Juris Doctorate from Rutgers University School of Law.

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